Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2020

Tel-Aviv, Israel, September 24, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and six month periods ended June 30, 2020.

Financial Highlights

•
Revenues were approximately €4.2 million for the six months ended June 30, 2020, compared to approximately €10.3 million for the six months ended June 30, 2019. The decrease in revenues is mainly due to the sale of ten Italian indirectly wholly-owned subsidiaries of the Company, which held twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp (the “Italian PV Portfolio”), during December 2019. A small portion of the decrease in revenues for the six months ended June 30, 2020 resulted from the decrease in demand and prices of the European electricity markets due to the Covid-19 crisis. In addition, in February 2020 a strong storm hit one of the Company’s biogas facilities in the Netherlands, causing the facility to be partially deactivated. The damage repair and return of the facility to full activity took approximately eight weeks (as the process of returning to full biological facility output is gradual) and in May 2020 the facility returned to full operation.

•
Operating expenses were approximately €2.1 million for the six months ended June 30, 2020, compared to approximately €3.5 million for the six months ended June 30, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio, to increased operational efficiency of the Company’s Waste-to-Energy projects in the Netherlands and to insurance reimbursement in connection with the storm damages in one of our biogas facilities in the Netherlands that reduced operating expenses. Depreciation expenses were approximately €1.4 million for the six months ended June 30, 2020, compared to approximately €3 million for the six months ended June 30, 2019. The decrease reflects the sale of the Italian PV Portfolio.

•
Project development costs were approximately €2.3 million for the six months ended June 30, 2020, compared to approximately €2.7 million for the six months ended June 30, 2019. The decrease in project development costs is mainly due to a decrease in consultancy expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, partially offset by consultancy expenses in connection with the development of photovoltaic projects in Italy.

•
General and administrative expenses were approximately €2.2 million for the six months ended June 30, 2020, compared to approximately €1.9 million for the six months ended June 30, 2019. The increase is mostly due to D&O liability insurance costs.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.9 million for the six months ended June 30, 2020, compared to approximately €0.03 million in the six months ended June 30, 2019. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to lower financing expenses incurred by Dorad Energy Ltd. for the period as a result of the CPI indexation of loans from banks.

•
Financing expenses, net was approximately €1.1 million for the six months ended June 30, 2020, compared to approximately €3.1 million for the six months ended June 30, 2019. The decrease in financing expenses, net, was mainly due to: (i) income recorded in connection with the reevaluation of the Company’s euro/US$ forward transactions and revaluation of Dori Energy loan in the aggregate amount of approximately €1.1 million during the six months ended June 30, 2020, compared to approximately €0.5 million during the six months ended June 30, 2019, (ii) decreased expenses resulting from exchange rate differences amounting to approximately €0.9 million in six months ended June 30, 2020, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents, compared to approximately €1.3 million for the six months ended June 30, 2019, mainly in connection with the Company’s NIS denominated debentures, caused by the 0.1% appreciation of the euro against the NIS during the six months ended June 30, 2020, compared to the 5.4% devaluation of the euro against the NIS during the six months ended June 30, 2019 and (iii) a decrease in financing expenses of approximately €0.9 million resulting from the early repayment of the Company's Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

•
Taxes on income was approximately €0.1 million for the six months ended June 30, 2020, compared to approximately €0.5 million for the six months ended June 30, 2019. The decrease in tax expenses is mainly attributable to the sale of the Italian PV Portfolio and deferred tax income related to the operations of the project company constructing a photovoltaic plant with a peak capacity of 300MW in the Spain, in which the Company holds 51%.

•	Net loss was approximately €4.3 million for the six months ended June 30, 2020, compared to approximately €4.4 million for the six months ended June 30, 2019.

•
Total other comprehensive loss was approximately €9.2 million for the six months ended June 30, 2020, compared to a profit of approximately €0.5 million for the six months ended June 30, 2019. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €13.5 million for the six months ended June 30, 2020, compared to approximately €4.9 million for the six months ended June 30, 2019.

•	EBITDA was approximately €(1.6) million for the six months ended June 30, 2020, compared to approximately €2.3 million for the six months ended June 30, 2019.

•
Net cash used in operating activities was approximately €1.9 million for the six months ended June 30, 2020, compared to net cash provided by operating activities of approximately €1.1 million for the six months ended June 30, 2019. The decrease in net cash from operating activities is mainly attributable to the sale of the Italian PV Portfolio.

•
As of September 1, 2020, the Company held approximately €52 million in cash and cash equivalents, approximately €8 million in short-term deposits, approximately €0.8 million in marketable securities and approximately €10.6 million in restricted short-term and long-term cash.

•	On September 24, 2020, the Company’s Board of Directors approved an extension to the previously announced plan to repurchase the Company's debentures in an aggregate amount of up to NIS 15 million for an additional six-month period. The timing, volume and nature of repurchases will be at the sole discretion of management and will depend on market conditions, the price and availability of the Company's debentures, and other factors. No assurance can be given that any particular amount of debentures will be repurchased and the repurchase plan does not obligate the Company to acquire a specific amount of debentures in any period.

•
As noted above, the revenues for the six months ended June 30, 2020 were impacted by the decrease in demand and market prices of electricity in Spain resulting from the Covid-19 pandemic.  Although the Company’s operations have not thus far been materially adversely affected by the pandemic, the Company’s operations, including, but not limited to, its results of operations, ability to raise capital and ability to develop new projects, may in the future be adversely affected by the implications of the spread of Covid-19 in Israel, Europe and worldwide. These potential affects could last until a vaccine or successful treatment plan are developed and implemented worldwide.

Second Quarter 2020 CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

•
The spreading of the Covid-19 pandemic during the last six months posed new challenges for the company and its employees. Despite those challenges, due to our presence in each of the countries in which we operate through our representatives, and thanks to an efficient and tight management and control system, the development of projects in Europe continued at a rapid pace and was not halted. While meeting the schedule and without exceeding the budget. The Talasol project, which is one of the largest mega-projects built in Europe in the past year, is on the verge of completion of the construction process, meeting the schedule and without exceeding the budget.

•	The 2nd quarter was characterized by the continued development momentum of various projects in the field of renewable energy. The Italian PV portfolio under advanced development continued to grow and currently 242 MW are already in advanced permitting stages.

•
In Spain, a 28 MW PV project is expected to receive the final permits in the near future and commence construction. The Company received bids from several contractors and the contractor selection process is in its final stages.

•
The Company won a quote of 20 MW of PV and battery storage in a tender published by the Israeli Electricity Authority. The project involves the construction of 40 MW PV and 80 MW of battery storage capacity (20MW times 4 hours storage).

•	As of today, Talasol’s construction is on the verge of completion and the operating permit has been obtained. This permit is the final permit issued by the government, and once obtained the guarantees provided upon receipt of the building permit will be released. The process of connection to the grid, which is expected to take between 5-7 weeks, is expected to commence shortly.

•
The operational improvement of the biogas facilities in the Netherlands continues. During September 2020 a CHP system was installed in the Oude Tonge facility, which will allow cheap electricity generation for self-consumption and utilization of the residual heat and receipt of subsidies accordingly. The output in the last three months represents 100% production and the facility is approaching full alignment with the business plan. The Goor facility is in line with production targets and business plan for the last several months. Further improvements are planned, which are expected to enable increased production and a reduction of costs in our existing facilities.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	June 30,	December 31,	June 30,
	2020	2019	2020
	(Unaudited)	(Audited)	(Unaudited)
			Convenience Translation
	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents	51,232	44,509	57,393
Marketable securities	2,226	2,242	2,494
Short term deposits	6,439	6,446	7,213
Restricted cash	-	22,162	-
Receivable from concession project	1,486	1,463	1,665
Financial assets	-	1,418	-
Trade and other receivables	4,790	4,882	5,366
	66,173	83,122	74,131
Non-current assets
Investment in equity accounted investee	32,165	33,561	36,033
Advances on account of investments	882	883	988
Receivable from concession project	26,173	27,122	29,320
Fixed assets	194,521	114,389	217,913
Right-of-use asset	15,291	15,401	17,130
Intangible asset	4,857	5,042	5,441
Restricted cash and deposits	10,275	10,956	11,511
Deferred tax	5,777	2,285	6,472
Long term receivables	5,305	12,249	5,943
Derivatives	209	5,162	234
	295,455	227,050	330,985
Total assets	361,628	310,172	405,116
Liabilities and Equity
Current liabilities
Current maturities of long term bank loans**	4,603	4,138	5,157
Current maturities of long term loans**	2,472	-	2,769
Debentures	4,592	26,773	5,144
Trade payables	1,730	1,765	1,940
Other payables	5,425	5,010	6,077
	18,822	37,686	21,087
Non-current liabilities
Lease liability	15,487	15,402	17,349
Liabilities to banks **	110,906	**40,805	124,243
Other long-term loans **	46,711	**48,377	52,328
Debentures	40,087	44,811	44,908
Deferred tax	6,854	6,467	7,678
Other long-term liabilities	1,289	1,795	1,444
Derivatives	14,152	7,263	15,854
	235,486	164,920	263,804
Total liabilities	254,308	202,606	284,891

Equity
Share capital	23,933	21,998	26,811
Share premium	75,433	64,160	84,504
Treasury shares	(1,736)	(1,736)	(1,945)
Transaction reserve with non-controlling Interests	6,106	6,106	6,840
Reserves	(1,454)	3,283	(1,629)
Retained earnings	9,346	12,818	10,470
Total equity attributed to shareholders of the Company	111,628	106,629	125,051
Non-Controlling Interest	(4,308)	937	(4,826)
Total equity	107,320	107,566	120,225
Total liabilities and equity	361,628	310,172	405,116

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)
**Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30		For the year ended December 31,	For the six months ended June 30,
	2020	2019	2020	2019	2019	2020
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$*
Revenues	2,271	5,570	4,214	10,303	18,988	4,721
Operating expenses	(1,085)	(1,791)	(2,146)	(3,455)	(6,638)	(2,404)
Depreciation and amortization expenses	(721)	(1,465)	(1,447)	(3,043)	(6,416)	(1,621)
Gross profit	465	2,314	621	3,805	5,934	696

Project development costs	(584)	(1,840)	(2,338)	(2,714)	(4,213)	(2,619)
General and administrative expenses	(1,123)	(982)	(2,204)	(1,879)	(3,827)	(2,469)
Share of profits of equity accounted investee	(481)	(1,133)	850	31	3,086	952
Other income (expenses), net	-	-	-	-	(2,100)	-
Capital gain	-	-	-	-	18,770	-
Operating profit (loss)	(1,723)	(1,641)	(3,071)	(757)	17,650	(3,440)

Financing income	378	480	886	870	1,827	993
Financing income in connection with derivatives and warrants, net	145	29	1,099	460	897	1,231
Financing expenses	(1,220)	(1,972)	(3,095)	(4,457)	(10,877)	(3,467)
Financing expenses, net	(697)	(1,463)	(1,110)	(3,127)	(8,153)	(1,243)
Profit (loss) before taxes on income	(2,420)	(3,104)	(4,181)	(3,884)	9,497	(4,683)
Tax benefit (Taxes on income)	16	(325)	(88)	(514)	287	(99)
Profit (loss) for the period	(2,404)	(3,429)	(4,269)	(4,398)	9,784	(4,782)
Profit (loss) attributable to:
Owners of the Company	(2,055)	(2,040)	(3,472)	(2,751)	12,060	(3,890)
Non-controlling interests	(349)	(1,389)	(797)	(1,647)	(2,276)	(892)
Profit (loss) for the period	(2,404)	(3,429)	(4,269)	(4,398)	9,784	(4,782)

Other comprehensive income (loss) items that
after initial recognition in comprehensive
income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	113	(250)	(86)	982	2,103	(97)
Effective portion of change in fair value of cash flow hedges	(23,401)	(718)	(9,289)	(368)	1,076	(10,406)
Net change in fair value of cash flow hedges transferred to profit or loss	87	(94)	190	(1,104)	(1,922)	213
Total other comprehensive income (loss)	(23,201)	(1,062)	(9,185)	(490)	1,257	(10,290)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(11,638)	(667)	(4,737)	(13)	2,114	(5,307)
Non-controlling interests	(11,563)	(395)	(4,448)	(477)	(857)	(4,983)
Total other comprehensive income (loss)	(23,201)	(1,062)	(9,185)	(490)	1,257	(10,290)

Total comprehensive income (loss) for the period	(25,605)	(4,491)	(13,454)	(4,888)	11,041	(15,072)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(13,693)	(2,707)	(8,209)	(2,764)	14,174	(9,197)
Non-controlling interests	(11,912)	(1,784)	(5,245)	(2,124)	(3,133)	(5,875)
Total comprehensive income (loss) for the period	(25,605)	(4,491)	(13,454)	(4,888)	11,041	(15,072)

Basic net earnings (loss) per share	(0.17)	(0.19)	(0.29)	(0.26)	1.09	(0.32)
Diluted net earnings (loss) per share	(0.17)	(0.19)	(0.29)	(0.26)	1.09	(0.32)

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(3,472)	-	-	-	-	(3,472)	(797)	(4,269)
Other comprehensive loss for the period	-	-	-	-	(98)	(4,639)	-	(4,737)	(4,448)	(9,185)
Total comprehensive loss for the period	-	-	(3,472)	-	(98)	(4,639)	-	(8,209)	(5,245)	(13,454)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	20	-	-	-	-	-	20	-	20
Balance as at June 30, 2020	23,933	75,433	9,346	(1,736)	4,258	(5,712)	6,106	111,628	(4,308)	107,320

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction reserve with non-controlling Interests

	Share capital	Share Premium		Treasury shares		Hedging Reserve
								Total
	€ in thousands
For the six months ended June 30, 2019 (unaudited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(2,751)	-	-	-	-	(2,751)	(1,647)	(4,398)
Other comprehensive loss for the period	-	-	-	-	1,459	(1,472)	-	(13)	(477)	(490)
Total comprehensive loss for the period	-	-	(2,751)	-	1,459	(1,472)	-	(2,764)	(2,124)	(4,888)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,614	5,614	4,899	10,513
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	3	-	-	-	-	-	3	-	3
Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
					Translation Reserve from foreign operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium	Retained earnings	Treasury shares		Hedging Reserve
								Total
	€ in thousands
For the year ended December 31, 2019 (audited):
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	24,643	71,876	14,360	(1,945)	4,880	(1,202)	6,840	119,452	1,049	120,501
Loss for the period	-	-	(3,890)	-	-	-	-	(3,890)	(892)	(4,782)
Other comprehensive loss for the period	-	-	-	-	(110)	(5,197)	-	(5,307)	(4,983)	(10,290)
Total comprehensive loss for the period	-	-	(3,890)	-	(110)	(5,197)	-	(9,197)	(5,875)	(15,072)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	2,168	12,606	-	-	-	-	-	14,774	-	14,774
Share-based payments	-	22	-	-	-	-	-	22	-	22
Balance as at June 30, 2020	26,811	84,504	10,470	(1,945)	4,770	(6,399)	6,840	125,051	(4,826)	120,225

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2020	2019	2020	2019	2019	2020
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	(2,404)	(3,429)	(4,269)	(4,398)	9,784	(4,782)
Adjustments for:
Financing expenses, net	697	1,463	1,110	3,127	8,153	1,243
Capital gain	-	-	-	-	(18,770)	-
Depreciation and amortization	721	1,465	1,447	3,043	6,416	1,621
Share-based payment transactions	6	2	20	3	8	22
Share of profits of equity accounted investees	481	1,133	(850)	(31)	(3,086)	(952)
Payment of interest on loan from an equity accounted investee	-	370	582	370	370	652
Change in trade receivables and other receivables	(461)	(48)	127	(1,744)	403	142
Change in other assets	(19)	-	(234)	(708)	(1,950)	(262)
Change in receivables from concessions project	503	475	704	646	1,329	789
Change in accrued severance pay, net	-	4	-	8	9	-
Change in trade payables	(350)	556	(35)	1,065	461	(39)
Change in other payables	642	638	368	1,054	5,336	412
Income tax expense (tax benefit)	(16)	325	88	514	(287)	99
Income taxes paid	-	-	-	-	(100)	-
Interest received	428	420	869	835	1,719	974
Interest paid	(1,685)	(2,450)	(1,853)	(2,655)	(6,083)	(2,076)
Net cash from (used in) operating activities	(1,457)	924	(1,926)	1,129	3,712	(2,157)

Cash flows from investing activities
Acquisition of fixed assets	(39,866)	(37,230)	(81,280)	(44,519)	(74,587)	(91,054)
Acquisition of subsidiary, net of cash acquired	-	-	-	(1,000)	(1,000)	-
Proceeds from sale of investments	-	-	-	-	34,586	-
Compensation as per agreement with Erez Electricity Ltd.	1,418	-	1,418	-	-	1,589
Repayment of loan by an equity accounted investee	-	-	1,923	-	-	2,154
Proceeds from settlement of derivatives, net	-	-	-	532	532	-
Proceeds (investment) in restricted cash, net	(5)	(5,306)	22,580	(5,219)	(26,003)	25,295
Investment in short term deposit	-	-	-	-	(6,302)	-
Repayment of loan to others	-	3,500	-	3,500	3,912	-
Net cash used in investing activities	(38,453)	(39,036)	(55,359)	(46,706)	(68,862)	(62,016)

Cash flows from financing activities
Repayment of long-term loans	(1,994)	(3,652)	(2,804)	(4,158)	(5,844)	(3,141)
Repayment of Debentures	(4,761)	(4,532)	(26,923)	(4,532)	(9,836)	(30,161)
Cost associated with long term loans	-	-	-	-	(12,218)	-
Proceeds from options	-	-	-	19	19	-
Sale of shares in subsidiaries to non-controlling interests	-	14,062	-	14,062	13,936	-
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	(2,961)	-
Issue of warrants		-	320	-	-	358
Issuance of ordinary shares	-	-	13,188	-	7,807	14,774
Proceeds from long term loans	39,661	41,470	80,584	58,894	59,298	90,275
Proceeds from issuance of Debentures, net	-	-	-	-	22,317	-
Net cash from financing activities	32,906	47,348	64,365	64,285	72,518	72,105

Effect of exchange rate fluctuations on cash and cash equivalents	471	(54)	(357)	(55)	259	(400)
Increase (decrease) in cash and cash equivalents	(6,533)	9,182	6,723	18,653	7,627	7,532
Cash and cash equivalents at the beginning of the period	57,765	46,353	44,509	36,882	36,882	49,861
Cash and cash equivalents at the end of the period	51,232	55,535	51,232	55,535	44,509	57,393

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2020	2019	2020	2019	2019	2020
	Unaudited
	€ in thousands					Convenience Translation into US$*
Net profit (loss) for the period	(2,694)	(3,429)	(4,269)	(4,398)	9,784	(4,782)
Financing expenses, net	782	1,463	1,110	3,127	8,153	1,243
Taxes on income	(18)	325	88	514	(287)	99
Depreciation	808	1,465	1,447	3,043	6,416	1,621
EBITDA	(1,122)	(176)	(1,624)	2,286	24,066	(1,819)

* Convenience translation into US$ (exchange rate as at June 30, 2020: EUR 1 = US$ 1.120)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2020.

Net Financial Debt

As of June 30, 2020, the Company did not have a Net Financial Debt, as the calculation of Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures), resulted in a negative amount (i.e., an excess of assets over liabilities) of approximately €(15.4) million (consisting of approximately €174.2 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €44.7 million in connection with the Series B Debentures issuance (in March 2017) and the Series C Debentures issuance (in July 2019), net of approximately €59.9 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €174.4* million of project finance and related hedging transactions of the Company’s subsidiaries).
_____________________________
* The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies). The minority shareholders’ loans were not included in the project finance amount in previous calculations due to an oversight, despite such loans’ terms and characteristics as “financing of projects” as set forth in the definition of Net Financial Debt in the Deeds of Trust governing the Debentures. The Company updated its calculations of Net Financial Debt and of the financial covenants based on Net Financial Debt for the recent four quarters, amending the oversight, and provided them to the Trustee of the Debentures. Based on the updated calculations, the calculation of Net Financial Debt of the Company as of June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 resulted in the following: €(6.3) million, €(4.3) million, €18.2 million and €(17.3) million, respectively. The updated financing of projects amount for such periods is €136.2 million, €136.5 million, €101 million and €139.5 million, respectively. The change in calculation did not affect the Company’s fulfillment of the financial covenants as of such dates.  The change in calculation also did not affect the Company’s fulfillment of the financial covenants as of June 30, 2020, as the Net Financial Debt excluding the minority shareholders’ loans as of June 30, 2020 was €33.7 million (based on a financing of projects amount of €125.3 million).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at June 30, 2020. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity (which the Company calculated in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at June 30, 2020 was 31.1%.

Unaudited Internal Pro Forma Statement of Financial Position
June 30,
2020
Unaudited
Pro Forma € in thousands
Assets
Current assets
Cash and cash equivalents	51,232
Marketable securities	2,226
Short term deposits	6,439
Receivable from concession project	1,486
Trade and other receivables	4,790
66,173
Non-current assets
Investment in equity accounted investee	32,165
Advances on account of investments	882
Receivable from concession project	26,173
Fixed assets	194,521
Intangible asset	4,857
Restricted cash and deposits	10,275
Deferred tax	5,954
Long term receivables	5,305
Long term receivables	209
Derivatives	280,341
Total assets	346,514

Liabilities and Equity
Current liabilities
Current maturities of long term loans	7,075
Debentures	4,592
Trade payables	1,730
Other payables	5,185
18,582
Non-current liabilities
Long-term loans	157,617
Debentures	40,087
Deferred tax	6,963
Other long-term liabilities	1,289
Derivatives	14,152
220,108
Total liabilities	238,690

Equity
Share capital	23,933
Share premium	75,433
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	6,106
Reserves	(1,454)
Accumulated deficit	9,850
Total equity attributed to shareholders of the Company	112,132
Non-Controlling Interest	(4,308)
Total equity	107,824
Total liabilities and equity	346,514

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June 30, 2020, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was €107.5 million and (ii) the Company did not have a Net Financial Debt. In the event the Company does not have a Net Financial Debt the calculation of the two covenants that are based on Net Financial Debt (i.e., the ratio of the Company’s Net Financial Debt to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) and the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1)), becomes irrelevant and the Company is therefore in compliance with such covenants.
___________________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s net profit and the Adjusted EBITDA for the four-quarter period ended June 30, 2020*:

For the four quarter period ended June 30, 2020
Unaudited
€ in thousands
Net profit for the period	9,913
Financing expenses, net	6,136
Taxes on income	(713)
Depreciation	4,820
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	2,889
Share-based payments	25
Adjusted EBITDA as defined the Series C Deed of Trust	23,070
___________________________________
* As noted above, the Company is in compliance with the covenant with respect to the ratio of Net Financial Debt to Adjusted EBITDA as the Company does not have a Net Financial Debt as of the end of the period. Therefore, the Adjusted EBITDA calculation above is provided for convenience and consistency purposes only.